SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 December 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 01 December 2016
99.2	Director/PDMR Shareholding dated 02 December 2016

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")
Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 30 November 2016, its issued share capital consists of 206,379,760 ordinary shares of 18 318/329 pence each with each share carrying the right to one vote. 8,862,380 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 197,517,380.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.2

InterContinental Hotels Group PLC
Notification of Transaction by Director, Person Discharging Managerial Responsibilities or Person Closely Associated
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Grant of Awards under InterContinental Hotels Group PLC Annual Performance Plan (APP) and Long Term Incentive Plan (LTIP)
c)	Price(s) and volume(s)
APP Award:
Condititional rights over a total of 31,836 free shares; the number of shares calculated by reference to a price of GBP32.81, being the MMQ of the Company's share price at the close of business on the dealing day preceding the date of grant; and comprising:
12,068 shares vesting on 23 February 2018; and
19,768 shares vesting on 22 February 2019.
The award is conditional and may be forfeited if Ranjay Radhakrishnan ceases employment with the Group before the vesting dates.
LTIP Awards:
Condititional rights over a total of 25,061 free shares; the number of shares calculated by reference to a price of GBP32.81, being the MMQ of the Company's share price at the close of business on the dealing day preceding the date of grant; and comprising:
2015/2017 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full: 8,573 shares;
The awards will vest on the business day after the announcement of the Company's 2017.12.31 year end financial results, subject to the satisfaction of performance conditions
2016/2018 LTIP
The maximum number of shares that can be transferred if performance conditions are met in full: 16,488 shares;
The awards will vest on the business day after the announcement of the Company's 2018.12.31 year end financial results, subject to the satisfaction of performance conditions

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2016-12-01
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	09 December 2016